Exhibit (a)(1)(v)

[BFRM LETTERHEAD]

December 22, 2008

Dear BioForm Medical Associate,

I am pleased to announce the commencement of the BioForm Medical Stock Option Exchange Program, which will give you the opportunity to exchange stock options you currently hold that have an exercise price of equal to or greater than $3.70 per share for new stock options to purchase the same number of shares at a per share exercise price determined by the closing price of our common stock on the date the new options are granted (currently expected to be January 22, 2009). These new replacement options will have a new four-year annual vesting schedule commencing on the date the new options are granted.

We use stock options to motivate and reward employees such as you by enabling you to benefit from increases in the price of BioForm Medical stock. But when stock options are “out-of-the-money,” their motivational and retention value is diminished. We are conducting the exchange program at this time in an effort to restore some of the motivational and retention value to our stock option program.

If you decide to exchange your eligible options, we must receive your completed Election Form before 7:00 p.m. PST on January 22, 2009.

Enclosed with this mailing are: (1) an Offering Memorandum, which contains detailed information about the exchange program; (2) a Highlights document, which provides an overview of the exchange program; and (3) a personalized Election Form, which contains information about your specific stock options that are eligible for exchange in the exchange program.

The decision to participate in the exchange program is a personal one that should only be made after careful consideration, review of the enclosed materials and consultation with your personal financial and tax advisors. I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

Any questions regarding the exchange program may be directed to David Hartley at (650) 286-4035 or dhartley@bioform.com. As always, thank you for your continued hard work and dedication.

Steven L. Basta

Chief Executive Officer

BioForm Medical, Inc.

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling David Hartley at (650) 286-4035 or by email at dhartley@bioform.com.